SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35673; File No. 812- 15755

Silver Point Specialty Credit Fund Management, LLC, et al.

July 9, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a)(2), 18(c), 18(i), and 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end investment companies that have elected to be regulated as business development companies to issue multiple classes of shares with varying sales loads and asset-based distribution and/or service fees.

Applicants: Silver Point Specialty Credit Fund Management, LLC and Silver Point Specialty Lending Fund

Filing Dates: The application was filed on April 15, 2025, and amended on May 23, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on August 4, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Steven Weiser, Silver Point Specialty Lending Fund, Two Greenwich Plaza, Suite 1 Greenwich, CT 06830, Michael Hoffman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, michael.hoffman@skadden.com, Kevin Hardy, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, kevin.hardy@skadden.com, Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP, rajib.chanda@stblaw.com, Steven Grigoriou, Esq., Simpson Thacher & Bartlett LLP, steven.grigoriou@stblaw.com

FOR FURTHER INFORMATION CONTACT: Toyin Momoh, Senior Counsel, or Thomas Ahmadifar, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated May 23, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.